UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2025__   AND ENDING __03/31/2026__
MM/DD/YY   MM/DD/YY

SEC FILE NUMBER

8-50335

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __J.H. Darbie & Co., Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

48 Wall St, Suite 1206
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Hasnain Naveed	212-668-8700	hnaveed@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NTT & Company, PLLC
(Name – if individual, state last, first, and middle name)

3488 South U.S. Highway 77 Giddings	TX	78624
(Address)	(City)	(State)	(Zip Code)

March 19, 2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Robinowitz, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J.H. Darbie & Co., Inc., as of March 31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

J.H. DARBIE & CO., INC.

Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended March 31, 2026

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

J.H. DARBIE & CO., INC.
MARCH 31, 2026

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3 - 7



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of J. H. Darbie & Co., Inc.:

<u>**Opinion on Financial Statements**</u>

We have audited the accompanying statement of financial condition of J. H. Darbie & Co., Inc. (the "Company") as of March 31, 2026, and the related notes (collectively referred to as "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

<u>**Basis for Opinion**</u>

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit of the financial statement provides a reasonable basis for our opinion.

NTT & Company, PLLC

Beaumont, Texas

June 24, 2026

We have served as the auditor for J. H. Darbie & Co., Inc. since 2020.

NTT & Company, PLLC
5865 Mistletoe Avenue
Beaumont, TX 77707
512.766.8131 NathanTuttle@NTTCoCPA.com

J.H. DARBIE & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026

ASSETS:

Cash and cash equivalents	$	888,485
Deposit at clearing firms		188,746
Due from broker		204,527
Accounts receivable		27,412
Other assets		576,698
TOTAL ASSETS	$	1,885,868

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	723,130
Deferred revenue		81,580
TOTAL LIABILITIES		804,710

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:

Common stock; Series A – 1,000,000 shares authorized, none outstanding; common stock, $.0001 par value, 200,000,000 shares authorized, 175,250,000 issued, 175,000,000 outstanding	200
Additional paid-in capital	692,048
Retained earnings	388,910
TOTAL STOCKHOLDERS' EQUITY	1,081,158
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,885,868

See accompanying notes to financial statement

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

J.H. Darbie & Co., Inc. (the "Company") was incorporated in the state of New York in February 1997. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is also a member of the Nasdaq Stock Market ("Nasdaq").

The Company is authorized to engage in transactions in listed and over-the counter corporate equities securities, corporate debt securities, mutual funds, government securities, municipal securities, variable life insurance, annuities, and non-exchange member arranging for transactions in listed securities by exchange members. The Company introduces its customer accounts to a carrying broker on a fully-disclosed basis. The Company is also authorized to act as a placement agent for securities offerings, an underwriter or selling group participant for corporate securities (other than mutual funds), and to perform investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates
The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2026.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

Commissions and Securities Transactions
Commissions earned from customer securities transactions are recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Receivables from Broker-Dealers and Clearing Organizations
Receivables from broker-dealers and clearing organizations represent billings for trading commissions and licensing fees. Based on the Company's operating history and customer base, bad debts to date have not been material, and as such a reserve has not been established.

Revenue Recognition
The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3)determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
The Company earns commissions on client transactions in equity securities, mutual funds, life insurance, debt securities, and variable annuities. Commissions revenue and related clearing expenses are recorded on a trade-date basis. The Company also earns ongoing trailing commissions, and is responsible for minor ongoing client relations services, which are recorded in those periods as the services are performed.

Mutual Fund Fees and Variable Annuity Fees
The Company enters into agreements with Mutual Funds and Variable Annuities ("funds") to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Mutual fund fees and variable annuity fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Mutual Fund Referring Fee
The Company receives fees from the clearing firm for referring mutual fund clients to the clearing firm. This is in accordance with the contracts with the clearing firm and is received monthly or quarterly based upon the terms of the client. As long as the investor stays in the mutual fund we are eligible to earn this revenue.

Private Placement Fee Income
The Company is engaged by private companies to raise capital in the form of private company securities in unregistered offerings to qualified investors. If the Company is successful in achieving the private companies capital raise, the Company is paid a fee for its efforts in finding the investors, in accordance with the terms of the private company 's contracts with qualified investors.

Fee Income
The Company receives various fees from the clearing firm which includes amounts charged for processing of securities trades and for providing administrative and compliance services. The Company receives the majority of these fees monthly for satisfying the performance obligations. These fees are recognized as they are earned.

The Company charges fees to the clients for mailings and or processing of trades. When the postage and handling fees are incurred and paid on behalf of the client by the Company, it triggers the recognition of a receivable and we charge the client for these fees and record them as income.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

Referral Income
The Company receives a monthly or quarterly referral fee for its efforts to introduce potential investment banking clients to another broker-dealer. In the event there is a successful transaction, the Company will recognize a success fee in connection with the introduction. Under ASC 606, the quarterly fee is recognized evenly throughout each quarter as the Company is performing its obligations to make attempts to make introductions. In the event of a successful transaction, the Company recognizes revenue when the transaction is successfully closed.

Receivables and Contract Balances
Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There are no receivable balances as of March 31, 2026.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of March 31, 2026, contract asset balances were $0.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of March 31, 2026 there were no contract liabilities.

Income Taxes

Effective June 3, 1997, the Company elected "S" corporation status for federal income tax purposes. Under "S" corporation regulations, net income or loss is reportable for tax purposes by the shareholders. Accordingly, no federal income taxes are included in the accompanying financial statement.

At March 31, 2026, management has determined that the Company had no uncertain tax positions that would require financial statement recognition in accordance with FASB ASC 740-10 "Accounting for Income Taxes". This determination will always be subject to ongoing re-evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2026, the Company had net capital of $996,243 which was $942,596 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.81 to 1.

NOTE 4 – CONCENTRATION OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in multiple financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institutions. The Company has not incurred any losses on this account. At March 31, 2026, the amount in excess of insured limits was $533,972.

NOTE 4 – CONCENTRATION OF CREDIT RISK (CONTINUED):

<u>Cash (Continued)</u>
Retail customer transactions are cleared through member firms of FINRA on a fully disclosed basis. In the event that customers default in payment of funds or delivery of securities, the Company may be charged for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the clearing broker or counterparties do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

NOTE 5 – DUE FROM BROKER:

The Company clears all securities transactions through clearing brokers. Receivables due to or from clearing brokers are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing brokers to be fully collectable, and accordingly, no allowance for doubtful accounts has been established. As of March 31, 2026, the clearing firm balance was $188,746.

NOTE 6 – DEPOSIT WITH CLEARING FIRM:

The Company, per the terms of its clearing agreements, is required to maintain restricted security deposits with its clearing brokers. Such deposits amounts are refundable to the Company upon termination of the agreement. As of March 31, 2026, the Company maintains deposits with its clearing firms totaling $204,527.

NOTE 7 – COMMITMENTS:

<u>Office Lease - New York</u>
The Company subleases its principal office space in New York City on a month-to-month basis. The Company signed a new sublease in November 2021.

<u>Office Lease - New Jersey</u>
The Company subleases another office space in Florham Park on a month-to-month basis. The Company signed a new sublease in June 2023.

Both office spaces are not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with this lease on a straight-line basis over the lease term.

NOTE 8 – INDEMNIFICATION:

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at March 31, 2026, or during the 12-month period then ended.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements. The Company has issued no guarantees at March 31, 2026, or during the 12-month period then ended.

NOTE 9 - SEGMENT REPORTING:

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment.

The Company's Chief Operating Decision Maker ("CODM") is the Company's Chief Executive Officer. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies. The measure of segment assets is reported on the Statement of Financial Condition as total assets. Segment financial information is identical to that presented in the accompanying financial statement.

NOTE 10 – SUBSEQUENT EVENTS:

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.